NiSource Inc.
Exhibit 12
Ratio of Earnings to Fixed Charges
The ration of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).

		Year ended December 31,
	2007	2006	2005	2004	2003
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing Operations (b)	$469,933,220	$492,649,569	$429,078,302	$674,773,186	$664,707,185
Fixed Charges	435,677,445	419,697,994	447,970,179	430,982,525	494,982,336
Amortization of capitalized interest (c)	—	—	—	—	—
Distributed income of equity investees	44,134,385	21,974,949	3,384,404	3,793,299	2,908,900
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries (d)	—	1,662,827	6,463,063	6,833,674	6,980,690
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(3,743)	(8,288)	(11,546)	(22,187)	2,544,375

	$949,748,793	$932,667,973	$873,981,368	$1,102,737,523	$1,153,073,356

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$353,404,387	$346,666,685	$385,598,925	$349,174,481	$403,595,874
Other interest	57,114,415	44,175,068	20,138,286	32,624,007	44,636,175
Capitalized interest during period (c)			—	—	—
Amortization of premium, reacquisition premium, discount and expense on debt, net	7,322,778	7,693,483	17,547,706	21,571,279	18,944,887
Interest portion of rent expense	17,839,608	19,508,219	18,233,745	20,801,271	18,280,335
Minority Interest	(3,743)	(8,288)	(11,546)	(22,187)	2,544,375

	$435,677,445	$418,035,167	$441,507,116	$424,148,851	$488,001,646

Plus preferred stock dividends:
Preferred dividend requirements of subsidiary	$—	$1,076,298	$4,233,611	$4,380,513	$4,502,884
Preferred dividend requirements factor	0.64	0.65	0.66	0.64	0.65

Preference security dividend requirements of consolidated subsidiaries (d)	—	1,662,827	6,463,063	6,833,674	6,980,690
Fixed charges	435,677,445	418,035,167	441,507,116	424,148,851	488,001,646

	$435,677,445	$419,697,994	$447,970,179	$430,982,525	$494,982,336

Ratio of earnings to fixed charges	2.18	2.22	1.95	2.56	2.33

(a)	Income Statement amounts have been adjusted for discontinued operations.

(b)	Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.

(c)	NiSource is a public utility following SFAS 71 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.

(d)	Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.